Offerpad Solutions Inc.

2150 E. Germann Road, Suite 1

Chandler, Arizona 85286

September 30, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention: Melanie Singh

Re:	Offerpad Solutions Inc.

Registration Statement on Form S-1

File No. 333-259790

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) of Offerpad Solutions Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m. Eastern Time on October 1, 2021, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Drew Capurro at (714) 755-8008.

Thank you for your assistance in this matter.

Very truly yours,

Offerpad Solutions Inc.

By:	/s/ Benjamin Aronovitch
Benjamin Aronovitch
Chief Legal Officer

cc:	Brian Bair, Offerpad Solutions Inc.

Michael Burnett, Offerpad Solutions Inc.

Justin Hamill, Latham & Watkins LLP

Drew Capurro, Latham & Watkins LLP